AM 3-8-2005

[redacted]

05036815

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43631

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chartwell Capital Ltd

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Isle of Capri
(No. and Street)

Fort Lauderdale (City) FL (State) 33301 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles J Thayer 954-779-7682
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Buetow, LeMaster & Dick
(Name – *if individual, state last, first, middle name*)

1510 PNC Plaza (Address) Louisville (City) KY (State) 40202 (Zip Code)

SEC MAIL RECEIVED FEB 28 2005 PROCESSING SECTION

PROCESSED MAR 15 2005 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles J Thayer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chartwell Capital Ltd, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

James W. Price
Commission #DD370126
Expires: Nov 08, 2008
Bonded Thru
Atlantic Bonding Co., Inc.

Notary Public

Signature

Managing Director
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHARTWELL CAPITAL, LTD.

Financial Statements
With Independent Auditors' Report Thereon,
Together With Independent Auditors' Supplementary
Report on Internal Accounting Control

Years Ended December 31, 2004 and 2003

CHARTWELL CAPITAL, LTD.

Table of Contents

Buetow, LeMastus & Dick PLLC

Independent Auditors' Report

The Stockholder
Chartwell Capital, Ltd.:

We have audited the accompanying statements of financial condition of Chartwell Capital, Ltd. (the Company) as of December 31, 2004 and 2003, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chartwell Capital, Ltd. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Buetow, LeMastus & Dick, PLLC

Louisville, Kentucky
February 24, 2005

1510 PNC Plaza • 500 West Jefferson Street • Louisville, Kentucky 40202
502.568.6533 • Fax 502.568.6354

CHARTWELL CAPITAL, LTD.

Statements of Financial Condition

December 31, 2004 and 2003

Assets	2004	2003
Cash and cash equivalents, including interest bearing deposit of $277,145 (2004) and $49,786 (2003)	$ 316,971	$ 96,242
Accounts receivable	5,644	4,666
Prepaid expenses	–	1,500
Mortgage note receivable	–	369,500
Marketable securities, at market value	503,337	451,028
Not readily marketable securities	690,135	618,900
Total assets	$ 1,516,087	$ 1,541,836

Liabilities and Stockholder's Equity	2004	2003
Accounts payable	$ 1,313	$ 11,746
Stockholder's equity		
Common stock, no par value, $100 stated value 1,000 shares authorized; 100 shares issued and outstanding	10,000	10,000
Additional paid-in capital	220,000	220,000
Retained earnings	1,284,774	1,300,090
Total stockholder's equity	1,514,774	1,530,090
Total liabilities and stockholder's equity	$ 1,516,087	$ 1,541,836

See accompanying notes to financial statements.

CHARTWELL CAPITAL, LTD.

Statements of Operations

Years ended December 31, 2004 and 2003

	2004	2003
Revenues:		
Advisory fees	$ 83,126	$ 103,247
Securities gains	46,587	135,061
Interest and dividends	103,431	6,288
Total revenues	233,144	244,596
Expenses:		
Employee compensation and payroll taxes	207,770	187,714
Travel	8,282	12,063
Professional fees	13,852	15,864
Delivery and communications	11,024	6,733
Other	7,532	21,012
Total expenses	248,460	243,386
Net income (loss)	$ (15,316)	$ 1,210

See accompanying notes to financial statements.

CHARTWELL CAPITAL, LTD.

Statements of Changes in Stockholder's Equity

Years ended December 31, 2004 and 2003

	Common Stock		Additional paid-in capital	Retained earnings	Total
	Shares	Amount			
Balances at December 31, 2002	100	$ 10,000	$ 130,538	$ 1,648,880	$ 1,789,418
Contribution of capital	–	–	89,462	–	89,462
Net income	–	–	–	1,210	1,210
Cash dividend paid	–	–	–	(350,000)	(350,000)
Balances at December 31, 2003	100	10,000	220,000	1,300,090	1,530,090
Net loss	–	–	–	(15,316)	(15,316)
Balances at December 31, 2004	100	$ 10,000	$ 220,000	$ 1,284,774	$ 1,514,774

See accompanying notes to financial statements.

CHARTWELL CAPITAL, LTD.

Statements of Cash Flows

Years ended December 31, 2004 and 2003

	2004	2003
Cash flows from operating activities:		
Net income (loss)	$ (15,316)	$ 1,210
Adjustments to reconcile net income (loss) to net cash used by operating activities:		
Securities gains	(46,587)	(135,061)
(Increase) decrease in accounts receivable	(978)	15,999
(Increase) decrease in prepaid expenses	1,500	(1,500)
Increase (decrease) in accounts payable	(10,433)	10,944
Decrease in due to shareholder	–	(382)
Net cash used by operating activities	(71,814)	(108,790)
Cash flows from investing activities:		
Proceeds from sales of investment securities	58,755	9,379
Principal payments received on mortgage note receivable	369,500	–
Purchases of debt securities	(20,512)	–
Purchases of marketable securities	(40,200)	–
Purchases of not readily marketable securities	(75,000)	(50,000)
Net cash provided (used) by investing activities	292,543	(40,621)
Cash flows from financing activities:		
Contributed capital	–	89,462
Dividends paid	–	(350,000)
Net cash used by financing activities	–	(260,538)
Net increase (decrease) in cash	220,729	(409,949)
Cash and cash equivalents at beginning of year	96,242	506,191
Cash and cash equivalents at end of year	$ 316,971	$ 96,242

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) General

Chartwell Capital, Ltd. (the Company) is a financial services firm providing investment research, investment banking and financial advisory and management consulting services to institutional clients. The Company is registered as a broker-dealer with the National Association of Securities Dealers (NASD); however, the Company invests only for its own account and does not maintain customer accounts.

The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles. The Company is on the accrual basis of accounting.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of related revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Revenue Recognition

Revenue is recognized as services are billed. The Company also includes reimbursable travel expenses as a component of revenue.

(c) Cash and Cash Equivalents

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

(d) Marketable Securities

Marketable securities are carried at market value.

(Continued)

(1) Summary of Significant Accounting Policies (Continued)

(e) Not Readily Marketable Securities

Not readily marketable securities are stated at fair value as determined by the stockholder.

(f) Income Taxes

The stockholder of Chartwell Capital, Ltd. has elected to be treated as a small business corporation for income tax purposes. Accordingly, no provision for income taxes has been recorded on the Company's financial statements.

(2) Mortgage Note Receivable

The Company had a note receivable from an individual of $369,500 at December 31, 2003. During 2003, the Company began foreclosure proceedings against the individual. As a result of the foreclosure proceedings, the mortgagee paid the note receivable plus interest in September 2004. Therefore, there is no balance for the mortgage note receivable as of December 31, 2004.

(Continued)

(3) Marketable Securities

Marketable securities consist of the following common stocks:

	December 31, 2004			December 31, 2003		
	Market Value	Cost	Shares	Market Value	Cost	Shares
Equity securities:						
UMPQUA Holdings Corp.	$ 33,277	$ 10,333	1,320	$ –	$ –	–
National City Corp.	75,100	25,325	2,000	67,880	25,325	2,000
Office Depot, Inc.	17,360	11,270	1,000	16,710	11,270	1,000
Republic Bancshares, Inc.	–	–	–	220,290	100,410	7,000
Humboldt Bancorp	–	–	–	23,126	10,333	1,320
JP Morgan Chase	19,505	18,590	500	–	–	–
BB & T Corp.	227,743	79,520	5,416	48,107	24,139	1,245
Providian Financial Corp.	32,940	10,650	2,000	23,280	10,650	2,000
PNC Financial Service	28,720	18,810	500	27,365	18,810	500
Citigroup Inc.	48,180	37,007	1,000	24,270	16,445	500
	$ 482,825	$ 211,505		$ 451,028	$ 217,382	
Debt securities:						
Indian River County	$ 10,334	$ 10,314		$ –	$ –	
Melbourne Fla Wtr & Swr	10,178	10,256		–	–	
	$ 20,512	$ 20,570		$ –	$ –	
Total	$ 503,337	$ 232,075		$ 451,028	$ 217,382	

(4) Not Readily Marketable Securities

Not readily marketable securities include investment securities (*a*) for which there is no market on a securities exchange or no independent publicly quoted market, (*b*) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (*c*) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

At December 31, 2004 and 2003, these securities at estimated fair values were $690,135 and $618,900, respectively.

(Continued)

(5) Net Capital Rule

As a registered broker-dealer, the Company is subject to the uniform net capital rule of the Securities and Exchange Commission and the NASD, which requires that the Company maintain minimum net capital, as defined, of $100,000 and that aggregate indebtedness, as defined by the NASD, shall not exceed fifteen times net capital. The Company may declare dividends or acquire certain non-liquid assets only to the extent of net capital in excess of such requirements.

A computation as of December 31, 2004 and 2003 of the Company's aggregate indebtedness, as defined, and net capital under the uniform net capital rule is as follows:

	2004	2003
Aggregate indebtedness	$ 1,313	$ 11,746
Net capital:		
Credit items:		
Common stock	$ 10,000	$ 10,000
Additional paid-in capital	220,000	220,000
Retained earnings	1,284,774	1,300,090
	1,514,774	1,530,090
Less:		
Not readily marketable security	(690,135)	(618,900)
Other nonliquid assets	(5,644)	(375,666)
	818,995	535,524
Haircuts on securities:		
Common stocks	(72,423)	(67,654)
Money market account	(5,543)	–
Municipal securities	(718)	(3,485)
Undue concentrations	(21,876)	(27,160)
	(100,560)	(98,299)
Net capital	$ 718,435	$ 437,225
Ratio of aggregate indebtedness to net capital	.0018	.0269

(Continued)

(6) FOCUS Report Reconciliation

There were no material differences between the accompanying financial statements and the financial statements filed by the Company on Securities and Exchange Commission Form X-17a-5 (FOCUS report) as of December 31, 2004.

(7) Related Party Transactions

The stockholder furnishes the Company with office facilities and certain furniture and equipment at no cost.

(8) Concentrations of Credit Risk

The Company maintains its cash balances in three financial institutions. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000 per institution. The Securities Investor Protection Corporation (SIPC) provides additional insurance coverage of $500,000 for deposits maintained at brokerage firms. At times, balances at these institutions may exceed the insurance level.

(9) Schedules

No supporting schedules are included herewith, since the information required therein under Rule 17a-5 of the Securities and Exchange Commission is included in the notes to financial statements or is not applicable.

Buetow, LeMastus & Dick PLLC

Independent Auditors' Report on Internal
Accounting Control Required by SEC Rule 17a-5

The Stockholder
Chartwell Capital, Ltd.:

In planning and performing our audit of the financial statements of Chartwell Capital, Ltd. (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities of Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the

1510 PNC Plaza • 500 West Jefferson Street • Louisville, Kentucky 40202
502.568.6533 • Fax 502.568.6354

practices and procedures are to provide management with reasonable but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of the design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

* * * * * * *

This report is intended solely for the information and use of the management of Chartwell Capital, Ltd. and the Securities and Exchange Commission and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Buetow, LeMaster & Dick, PLLC

Louisville, Kentucky
February 24, 2005